Lifeway Foods, Inc. Announces Results for the Second Quarter Ended June 30, 2022

Net sales increase 14.8% year-over-year to $33.5 million; up 33.9% compared to 2020

Delivers 11th straight quarter of year-over-year net sales growth

Morton Grove, IL — September 26, 2022— Lifeway Foods, Inc. (Nasdaq: LWAY) (“Lifeway” or “the Company”), a leading U.S. supplier of kefir and fermented probiotic products to support the microbiome, today reported financial results for the second quarter ended June 30, 2022.

“I am excited to report yet another consecutive quarter of growth at Lifeway, driven primarily by the continued strong performance of our core drinkable Kefir,” commented Julie Smolyansky, Lifeway’s President and Chief Executive Officer. “Throughout 2022 we have continued to execute on our strategic initiatives, elevating consumer awareness and brand engagement, which has led to ongoing improvement in brand performance. This is highlighted in the second quarter by our 14.8% year-over-year net sales increase. Despite the industry-wide inflationary pressures and cautious spending trends, our customers have proven they will remain focused on gut health and nutrition. The strong demand for Lifeway products is signaled by our expanded distribution and accelerating velocities with key retail partners. Additionally, we continue to evaluate options to increase our presence in high visibility away-from-home locations including universities, small format convenience stores and healthcare settings. I look forward to building upon this incredible momentum we have garnered in the last two years, and maximizing gains for our business and our shareholders in the back half of 2022 and into 2023.”

Second Quarter 2022 Results

Net sales were $33.5 million for the second quarter ended June 30, 2022, an increase of $4.3 million or 14.8% from the same period in 2021. The net sales increase was primarily driven by higher volumes of our branded drinkable kefir and the impact of price increases implemented during the first quarter of 2022, and to a lesser extent the favorable impact of our acquisition of GlenOaks Farms during the third quarter of 2021.

Gross profit as a percentage of net sales was 17.0% for the second quarter ended June 30, 2022.

Selling, general and administrative expenses increased $0.1 million to $5.3 million for the second quarter ended June 30, 2022, from $5.2 million during the same period in 2021.

The Company reported net income of $0.1 million or $0.01 per basic and diluted common share for the second quarter ended June 30, 2022.

Delayed Reporting of Financial Results

As previously announced, the Company experienced delays in reporting its financial results and filing its 10-K for the year ended December 31, 2021, which was subsequently filed on July 21, 2022. As a result, the reporting of financial results and filing of its 10-Q for the second quarter ended June 30, 2022 was also delayed.

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About Lifeway Foods, Inc.

Lifeway Foods, Inc., which has been recognized as one of Forbes’ Best Small Companies, is America’s leading supplier of the probiotic, fermented beverage known as kefir. In addition to its line of drinkable kefir, the company also produces cheese, probiotic oat milk, and a ProBugs line for kids. Lifeway’s tart and tangy fermented dairy products are now sold across the United States, Mexico, Ireland and France. Learn how Lifeway is good for more than just you at lifewayfoods.com.

Forward-Looking Statements

This release (and oral statements made regarding the subjects of this release) contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, future operating and financial performance, product development, market position, business strategy and objectives. These statements use words, and variations of words, such as “continue,” “build,” “future,” “increase,” “drive,” “believe,” “look,” “ahead,” “confident,” “deliver,” “outlook,” “expect,” and “predict.” Other examples of forward looking statements may include, but are not limited to, (i) statements of Company plans and objectives, including the introduction of new products, or estimates or predictions of actions by customers or suppliers, (ii) statements of future economic performance, and (III) statements of assumptions underlying other statements and statements about Lifeway or its business. You are cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events and thus are inherently subject to uncertainty. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from Lifeway’s expectations and projections. These risks, uncertainties, and other factors include: price competition; the decisions of customers or consumers; the actions of competitors; changes in the pricing of commodities; the effects of government regulation; possible delays in the introduction of new products; and customer acceptance of products and services. A further list and description of these risks, uncertainties, and other factors can be found in Lifeway’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and the Company’s subsequent filings with the SEC. Copies of these filings are available online at https://www.sec.gov, http://lifewaykefir.com/investor-relations/, or on request from Lifeway. Information in this release is as of the dates and time periods indicated herein, and Lifeway does not undertake to update any of the information contained in these materials, except as required by law. Accordingly, YOU SHOULD NOT RELY ON THE ACCURACY OF ANY OF THE STATEMENTS OR OTHER INFORMATION CONTAINED IN ANY ARCHIVED PRESS RELEASE.

Contact:

Lifeway Foods, Inc.

Phone: 847-967-1010

Email: info@lifeway.net

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

June 30, 2022 and December 31, 2021

(In thousands)

	June 30, 2022	December 31,
	Unaudited	2021
Current assets
Cash and cash equivalents	$6,494	$9,233
Accounts receivable, net of allowance for doubtful accounts and discounts & allowances of $1,220 and $1,170 at June 30, 2022 and December 31, 2021 respectively	10,354	9,930
Inventories, net	8,436	8,285
Prepaid expenses and other current assets	1,100	1,254
Refundable income taxes	784	344
Total current assets	27,168	29,046

Property, plant and equipment, net	20,595	20,130
Operating lease right-of-use asset	179	216
Goodwill	11,704	11,704
Intangible assets, net	7,708	7,978
Other assets	1,800	1,800
Total assets	$69,154	$70,874

Current liabilities
Current portion of note payable	$1,000	$1,000
Accounts payable	6,859	6,614
Accrued expenses	3,166	3,724
Accrued income taxes	–	725
Total current liabilities	11,025	12,063
Line of credit	2,777	2,777
Note payable	2,973	3,470
Operating lease liabilities	86	85
Deferred income taxes, net	3,201	3,201
Other long-term liabilities	–	147
Total liabilities	20,062	21,743

Commitments and contingencies	–	–

Stockholders' equity
Preferred stock, no par value; 2,500 shares authorized; no shares issued or outstanding at June 30, 2022 and December 31, 2021	–	–
Common stock, no par value; 40,000 shares authorized; 17,274 shares issued; 15,473 and 15,435 outstanding at June 30, 2022 and December 31, 2021, respectively	6,509	6,509
Paid-in capital	3,008	2,552
Treasury stock, at cost	(13,156)	(13,436)
Retained earnings	52,731	53,506
Total stockholders' equity	49,092	49,131

Total liabilities and stockholders' equity	$69,154	$70,874

See accompanying notes to consolidated financial statements

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the three and six months ended June 30, 2022 and 2021

(Unaudited)

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021

Net sales	$33,491	$29,162	$67,590	$58,538

Cost of goods sold	27,207	20,846	55,070	41,358
Depreciation expense	587	639	1,243	1,454
Total cost of goods sold	27,794	21,485	56,313	42,812

Gross profit	5,697	7,677	11,277	15,726

Selling expenses	2,482	2,566	5,684	5,788
General and administrative	2,839	2,617	6,131	5,508
Amortization expense	135	–	270	–
Total operating expenses	5,456	5,183	12,085	11,296

Income from operations	241	2,494	(808)	4,430

Other income (expense):
Interest expense	(52)	(20)	(94)	(42)
Gain on investments	–	–	–	2
Loss on sale of property and equipment	–	(76)	–	(83)
Other (expense) income, net	(4)	(49)	(5)	(59)
Total other income (expense)	(56)	(145)	(99)	(182)

Income before provision for income taxes	185	2,349	(907)	4,248

Provision for income taxes	65	731	(132)	1,324

Net income	$120	$1,618	$(775)	$2,924

Earnings (loss) per common share:
Basic	$0.01	$0.10	$(0.05)	$0.19
Diluted	$0.01	$0.10	$(0.05)	$0.19

Weighted average common shares:
Basic	15,466	15,639	15,450	15,622
Diluted	15,875	15,793	15,772	15,772

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LIFEWAY FOODS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(In thousands)

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:
Net (loss) income	$(775)	$2,924
Adjustments to reconcile net (loss) income to operating cash flow:
Depreciation and amortization	1,513	1,454
Non-cash interest expense	3	9
Non-cash rent expense	–	51
Bad debt expense	–	(1)
Deferred revenue	(15)	(15)
Stock-based compensation	547	301
Loss on sale of property and equipment	–	83
(Increase) decrease in operating assets:
Accounts receivable	(424)	(1,154)
Inventories	(151)	(361)
Refundable income taxes	(440)	(323)
Prepaid expenses and other current assets	154	255
Increase (decrease) in operating liabilities:
Accounts payable	246	(305)
Accrued expenses	(462)	1,276
Accrued income taxes	(725)	(547)
Net cash (used in) provided by operating activities	(529)	3,647

Cash flows from investing activities:
Purchases of property and equipment	(1,710)	(1,161)
Net cash used in investing activities	(1,710)	(1,161)

Cash flows from financing activities:
Repayment of note payable	(500)	–
Net cash used in financing activities	(500)	–

Net (decrease) increase in cash and cash equivalents	(2,739)	2,486

Cash and cash equivalents at the beginning of the period	9,233	7,926

Cash and cash equivalents at the end of the period	$6,494	$10,412

Supplemental cash flow information:
Cash paid for income taxes, net	$640	$2,194
Cash paid for interest	$88	$33

Non-cash investing activities
Increase (decrease) in right-of-use assets and operating lease obligations	$36	$27

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